Exhibit 1

ASX Release 17 February 2025 Pillar 3 Report as at 31 December 2024 Westpac Banking Corporation (“Westpac”) today provides the attached Pillar 3 Report (December 2024). For further information: Hayden Cooper Justin McCarthy Group Head of Media Relations General Manager, Investor Relations 0402 393 619 0422 800 321 This document has been authorised for release by Tim Hartin, Company Secretary. Level 18, 275 Kent Street Sydney, NSW, 2000

PILLAR 3 REPORT DECEMBER 2024 INCORPORATING THE REQUIREMENTS OF APS 330 WESTPAC BANKING CORPORATION ABN 33 007 457 141

Acknowledgement of Indigenous Peoples Westpac acknowledges the First Peoples of Australia. We recognise their ongoing role as Traditional Owners of the land and waters of this country and pay our respects to Elders, past and present. We extend our respect to Westpac’s Aboriginal and Torres Strait Islander employees, partners, and stakeholders, and to the Indigenous Peoples in the other locations where we operate. In Aotearoa (New Zealand) we also acknowledge tāngata whenua and the unique relationship that Indigenous Peoples share with all New Zealanders under Te Tiriti o Waitangi. 2 WESTPAC GROUP DECEMBER 2024 PILLAR 3 REPORT Contents PILLAR 3 REPORT 3 Executive Summary 4 Introduction 6 Group Structure 7 Capital Overview 9 Leverage Ratio 12 Credit Risk Exposures 13 Securitisation 19 Liquidity Coverage Ratio 22 APPENDICES 23 Appendix I – APS 330 quantitative requirements 24 Appendix II – Exchange rates 25 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS 26 GLOSSARY 28 In this report references to ‘Westpac’, ‘Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities (unless the context indicates otherwise). In this report, unless otherwise stated or the context otherwise requires, references to ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars. References to ‘US$’, ‘USD’ or ‘US dollars’ are to United States dollars, references to ‘NZ$’, ‘NZD’ or ‘NZ dollars’ are to New Zealand dollars, references to 'GBP' are to British Pound Sterling and references to 'EUR' are to European Euro. Refer to Appendix II for information regarding the rates of exchange between the Australian dollar and other currencies applied by the Group as part of its operating activities as at 31 December 2024, 30 September 2024 and 31 December 2023. Any discrepancies between totals and sums of components in tables contained in this report are due to rounding. In this report, unless otherwise stated, disclosures reflect the Australian Prudential Regulation Authority’s (APRA) implementation of Basel III. Information contained in or accessible through the websites mentioned in this report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report. Information on those websites owned by Westpac is current as at the date of this report. Except as required by law, we assume no obligation to revise or update those websites after the date of this report. We are not in a position to verify information on websites owned and/or operated by third parties. Westpac Banking Corporation ABN 33 007 457 141

PILLAR 3 REPORT APPENDICES DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS GLOSSARY 3 PILLAR 3 REPORT EXECUTIVE SUMMARY INTRODUCTION GROUP STRUCTURE CAPITAL OVERVIEW LEVERAGE RATIO CREDIT RISK EXPOSURES SECURITISATION LIQUIDITY COVERAGE RATIO

4 WESTPAC GROUP DECEMBER 2024 PILLAR 3 REPORT

EXECUTIVE SUMMARY

Key capital ratios

%	31 December 2024	30 September 2024	31 December 2023
Level 2 regulatory capital structure			
Common equity Tier 1 (CET1) capital ratio	11.87	12.49	12.29
Additional Tier 1 capital ratio	2.30	2.33	2.45
Tier 1 capital ratio	**14.17**	**14.82**	**14.74**
Tier 2 capital ratio	7.38	6.56	6.30
Total regulatory capital ratio	**21.55**	**21.38**	**21.04**
APRA leverage ratio	**5.11**	**5.30**	**5.41**
Level 1 regulatory capital structure			
Level 1 CET1 capital ratio	12.06	12.69	12.45

CET1 CAPITAL RATIO MOVEMENT FOR FIRST QUARTER 2025


12.49%
37bps
(58bps)
(36bps)
2bps
(1bps)
(6bps)
11.87%
Sep-24
Net profit
Ordinary Dividend
RWA movement
Capital deductions and other items
FX translation impacts
Capital return
Dec-24

The Level 2 CET1 capital ratio was 11.87% at 31 December 2024, 62 basis points lower than 30 September 2024. Key movements included:

- First Quarter 2025 net profit: 37 basis points increase;
- Payment of the 2024 final ordinary dividend: 58 basis points reduction;
- RWA movement: 36 basis points decrease due to increases in credit RWA of 20 basis points and non-credit RWA of 16 basis points; and
- Captial return: 6 basis points reduction comprising approximately $0.3 billion of on market share buybacks.

The Level 1 CET1 capital ratio was 12.06% at 31 December 2024, 63 basis points lower than 30 September 2024 with movements in line with Level 2.

Risk Weighted Assets

$m	31 December 2024	30 September 2024	31 December 2023
Risk weighted assets at Level 2			
Credit risk	354,127	345,964	337,949
Market risk	8,919	9,555	11,553
Operational risk	48,584	48,196	54,934
Interest rate risk in the banking book (IRRBB)	34,254	27,955	33,935
Other	5,517	5,760	5,056
Total RWA	**451,401**	**437,430**	**443,427**
Total Exposure at Default	**1,218,791**	**1,182,086**	**1,187,223**

PILLAR 3 REPORT APPENDICES DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS GLOSSARY 5 Total RWA increased by 3.2% to $451.4 billion over the quarter due to increases in both credit and non-credit RWA. Credit RWA increased by $8.2 billion. Key movements included: • A $6.4 billion increase from higher lending, primarily in Corporate, Financial Institutions and Residential Mortgages; • A $1.0 billion increase from foreign currency translation impacts, predominantly from the depreciation of the A$ against the US$; • A $0.9 billion increase from data and methodology refinements1 ; • A $0.8 billion increase from counterparty credit risk and credit valuation adjustment; and • A $1.0 billion decrease mainly due to improvements in Residential Mortgages delinquency rates. Non-credit RWA increased by $5.8 billion. Key movements included: • IRRBB RWA increased by $6.3 billion, mainly driven by: – A $4.8 billion increase in repricing and yield curve, basis and optionality risk in line with changes in the underlying banking book position and management of interest rate risk; and – A $1.5 billion increase from higher interest rates creating a regulatory embedded loss of $0.2 billion at 31 December 2024 compared to a $1.3 billion gain at 30 September 2024; and • Market RWA: decreased $0.6 billion mainly from lower market risk exposures. Exposure at Default (EAD) EAD increased by $36.7 billion over the quarter. Key movements included: • A $19.6 billion increase from higher lending, mainly in Residential Mortgages, Corporate and Financial Institutions; • A $9.8 billion increase in derivative exposures due to the increase in the mark-to-market value of derivatives from changes in underlying foreign currency exchange rates; • A $5.5 billion increase from foreign currency translation impacts; and • A $1.8 billion increase in Sovereign exposures, mainly driven by higher government bond holdings partly offset by a reduction in funds placed with central banks. Tier 2 capital movement for First Quarter 2025 Westpac issued $2.3 billion of Tier 2 capital instruments over the quarter. The impact of these transactions was an increase in the total regulatory capital ratio of approximately 51 basis points. Over the quarter, Tier 2 capital has also been impacted by foreign currency translation impacts (51 basis points impact to the total regulatory capital ratio). Domestic systemically important banks (D-SIBs), including Westpac, have a total capital requirement of 18.25% from 1 January 2026. At 31 December 2024, Westpac's total regulatory capital ratio was 21.55%, well above this total capital requirement. APRA has also announced further changes to banks' capital requirements as outlined in the Capital Overview section. Leverage ratio The leverage ratio represents the percentage of Tier 1 capital relative to the Exposures Measure2 .. At 31 December 2024, Westpac’s leverage ratio was 5.11%, down 19 basis points from 30 September 2024. The ratio remains well above APRA's regulatory minimum requirement of 3.5%. The decrease in the leverage ratio from 30 September 2024 is due to an increase in total exposures of $29.6 billion and lower Tier 1 Regulatory Capital of $0.8 billion following payment of the 2024 final ordinary dividend. The Exposures Measure increase was mainly due to higher lending and an increase in derivatives exposures. Liquidity Coverage Ratio (LCR) Westpac’s average LCR for the quarter ended 31 December 2024 was 131% (30 September 2024: 133%), well above the regulatory minimum of 100%. The decrease in the ratio was mainly due to the lower holdings of average liquid assets. 1. This includes a $1 billion APRA RWA overlay pending rectification of the usage of a customer risk grade proxy on a small sub-set of non-retail exposures. 2. As defined under Attachment D of APS 110: Capital Adequacy.

6 WESTPAC GROUP DECEMBER 2024 PILLAR 3 REPORT INTRODUCTION Westpac Banking Corporation is an Authorised Deposit-taking Institution (ADI) subject to regulation by APRA. APRA has accredited Westpac to apply advanced models permitted by the Basel III global capital adequacy regime to the measurement of its regulatory capital requirements. Westpac uses the Advanced Internal Ratings-Based approach (Advanced IRB) for credit risk and the Standardised Measurement Approach (SMA) for operational risk. In accordance with APS 330 Public Disclosure, financial institutions that have received the Advanced IRB accreditation, such as Westpac, are required to disclose prudential information about their risk management practices on a semi-annual basis. A subset of this information must be disclosed quarterly. In addition to this report, the regulatory disclosures section of the Westpac website1 contains the reporting requirements for: • Capital instruments under Attachment B of APS 330; and • The identification of potential Global-Systemically Important Banks (G-SIB) under Attachment H of APS 330 (disclosed annually). Capital instruments disclosures are updated when: • A new capital instrument is issued that will form part of regulatory capital; or • A capital instrument is redeemed, converted into CET1 capital, written off, or its terms and conditions are changed. 1. http://www.westpac.com.au/about-westpac/investor-centre/financial-information/regulatory-disclosures/

PILLAR 3 REPORT APPENDICES DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS GLOSSARY 7 GROUP STRUCTURE APRA applies a tiered approach to measuring Westpac’s capital adequacy1 by assessing financial strength at three levels: • Level 1, comprising Westpac Banking Corporation and its subsidiary entities that have been approved by APRA as being part of a single ‘Extended Licensed Entity’ (ELE) for the purposes of measuring capital adequacy; • Level 2, the consolidation of Westpac Banking Corporation and all its subsidiary entities except those entities specifically excluded by APRA regulations. The head of the Level 2 group is Westpac Banking Corporation; and • Level 3, the consolidation of Westpac Banking Corporation and all its subsidiary entities. Unless otherwise specified, all quantitative disclosures in this report refer to the prudential assessment of Westpac’s financial strength on a Level 2 basis2 .. The Westpac Group The following diagram shows the Level 3 conglomerate group and illustrates the different tiers of regulatory consolidation. Westpac Banking Corporation Offshore Branches and Extended Licensed Entities Westpac New Zealand Limited Other Banking & Financial Entities Insurance, Funds Management, Non-Financial, Special Purpose Entities Level 3 Level 2 Level 1 Accounting consolidation3 The consolidated financial statements incorporate the assets and liabilities of all entities (including structured entities) controlled by Westpac. Westpac and its subsidiaries are referred to collectively as the ‘Group’. The effects of all transactions between entities in the Group are eliminated on consolidation. Control exists when the parent entity is exposed to, or has rights to, variable returns from its involvement with an entity, and has the ability to affect those returns through its power over that entity. Subsidiaries are fully consolidated from the date on which control commences and they are no longer consolidated from the date that control ceases. Group entities excluded from the regulatory consolidation at Level 2 Regulatory consolidation at Level 2 covers the global operations of Westpac and its subsidiary entities, including other controlled banking, securities and financial entities, except for those entities involved in the following business activities: • acting as manager, responsible entity, approved trustee, trustee or similar role in relation to funds management; • non-financial (commercial) operations; • special purpose entities to which assets have been transferred in accordance with the requirements of APS 120 Securitisation; or • insurance. Retained earnings and equity investments in subsidiary entities excluded from the consolidation at Level 2 are deducted from capital, with the exception of securitisation special purpose entities. 1. APS 110 Capital Adequacy outlines the overall framework adopted by APRA for the purpose of assessing the capital adequacy of an ADI. 2. Impaired assets and provisions held in Level 3 entities are excluded from the tables in this report. 3. Refer to Note 29 of Westpac’s 2024 Annual Report for further details.

8 WESTPAC GROUP DECEMBER 2024 PILLAR 3 REPORT GROUP STRUCTURE Subsidiary banking entities Westpac New Zealand Limited (WNZL), a subsidiary entity, is a registered bank incorporated in New Zealand and regulated by, among others, the Reserve Bank of New Zealand (RBNZ) for prudential purposes. WNZL uses both the Advanced IRB and Standardised methodologies for credit risk, and the SMA for operational risk. Other subsidiary banking entities in the Group include Westpac Bank - PNG - Limited and Westpac Europe GMBH. For the purposes of determining Westpac’s capital adequacy, subsidiary banking entities are consolidated at Level 2. Branch operations Westpac is one of Australia's leading providers of banking and selected financial services, operating under multiple brands in Australia and in New Zealand, with a small presence in Europe, North America and Asia. Westpac operates through a significant online capability supported by an extensive branch and ATM network, call centres and specialist relationship and product managers. Restrictions and major impediments on the transfer of funds or regulatory capital within the Group Certain subsidiary banking and trustee entities are subject to specific and local prudential regulation in their own right, including capital adequacy requirements and investment or intra-group exposure limits. Westpac seeks to ensure that its subsidiary entities are adequately capitalised and adhere to regulatory requirements at all times. Dividends and capital are repatriated in line with the Group’s policy subject to subsidiary Board approval and local regulations. Minimum capital (‘thin capitalisation’) rules Tax legislation in most jurisdictions in which the Group operates prescribes minimum levels of capital that must be retained in that jurisdiction to avoid a portion of the interest costs incurred in the jurisdiction ceasing to be tax deductible. Capital for these purposes includes both contributed capital and non-distributed retained earnings. Westpac seeks to maintain sufficient capital/retained earnings in these entities to comply with these rules. Tax costs associated with repatriation Repatriation of retained earnings (and capital) may result in tax being payable in either the jurisdiction from which the repatriation occurs or Australia on receipt of the relevant amounts. This cost would reduce the amount actually repatriated. Intra-group exposure limits Exposures to related entities are managed within the prudential limits prescribed by APRA in APS 222 Associations with Related Entities1 .. Westpac has an internal limit structure and approval process governing credit exposures to related entities. This limit structure and approval process, combined with APRA’s prudential limits, is designed to reduce the potential for unacceptable contagion risk. RBNZ capital review2 The RBNZ capital adequacy framework became effective from 1 July 2022. The reforms commenced being phased in from 1 October 2021, with changes yet to be fully implemented including: • WNZL Tier 1 capital requirement will increase to 16% of RWA by 1 July 2028, of which 13.5% must be CET1 and up to 2.5% may be AT1; • WNZL’s total capital requirement will increase to 18% of RWA by 1 July 2028, of which up to 2% can be Tier 2 capital; and • Eligible Tier 1 capital will comprise common equity and redeemable perpetual preference shares. Existing AT1 capital instruments will be phased out by 1 July 2028. 1. For the purposes of APS 222, subsidiaries controlled by Westpac, other than subsidiaries that form part of the ELE, represent ‘related entities’. Prudential and internal limits apply to intra-group exposures between the ELE and related entities, both on an individual and aggregate basis. 2. WNZL’s references to CET1, AT1 and other capital measures are subject to RBNZ’s specific requirements and may not align with Australian requirements or definitions in the Glossary.

PILLAR 3 REPORT | APPENDICES | DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS | GLOSSARY | 9

CAPITAL OVERVIEW

Capital management strategy

Westpac's capital management strategy is reviewed on an ongoing basis, including through an annual Internal Capital Adequacy Assessment Process. Key considerations include:

- Regulatory capital minimums together with the capital conservation buffer and countercyclical capital buffer are the Total CET1 Requirement. The Total CET1 Requirement for D-SIBs, including Westpac, is at least 10.25%[1];
- Strategy, business mix and operations and contingency plans;
- Perspectives of external stakeholders including rating agencies as well as equity and debt investors; and
- A stress testing framework that tests our resilience under a range of adverse economic scenarios.

The Board has determined a target CET1 operating capital range of between 11.0% and 11.5%, in normal operating conditions.

APRA announcement to phase out AT1 capital as eligible bank capital

On 9 December 2024, APRA confirmed it will phase out AT1 capital instruments from the bank prudential framework. Under APRA's proposed approach, large internationally active banks such as Westpac will replace 1.5% AT1 capital with 1.25% Tier 2 capital and 0.25% CET1 capital which would see the total CET1 requirement (including regulatory buffers) increase from 10.25% to 10.50%.

APRA intends to finalise changes to prudential standards before the end of 2025, with the updated framework to come into effect from 1 January 2027. In addition, from this date, existing AT1 instruments would be eligible to be included as Tier 2 capital, until their first scheduled call date. All existing AT1 instruments (issued by an Australian bank) would reach their first scheduled call date by 2032 at the latest.

Westpac's capital adequacy ratios

%	31 December 2024	30 September 2024	31 December 2023
The Westpac Group at Level 2			
CET1 capital ratio	11.87	12.49	12.29
Additional Tier 1 capital ratio	2.30	2.33	2.45
Tier 1 capital ratio	**14.17**	**14.82**	**14.74**
Tier 2 capital ratio	7.38	6.56	6.30
Total regulatory capital ratio	**21.55**	**21.38**	**21.04**
The Westpac Group at Level 1			
CET1 capital ratio	12.06	12.69	12.45
Additional Tier 1 capital ratio	2.53	2.56	2.68
Tier 1 capital ratio	**14.59**	**15.25**	**15.13**
Tier 2 capital ratio	8.18	7.28	6.94
Total regulatory capital ratio	**22.77**	**22.53**	**22.07**

Westpac New Zealand Limited's capital adequacy ratios

%	31 December 2024	30 September 2024	31 December 2023
Westpac New Zealand Limited			
CET1 capital ratio	12.01	11.77	11.63
Additional Tier 1 capital ratio	2.64	2.67	2.17
Tier 1 capital ratio	**14.65**	**14.44**	**13.80**
Tier 2 capital ratio	1.69	1.71	1.74
Total regulatory capital ratio	**16.34**	**16.15**	**15.54**

Westpac New Zealand capital ratios are reported in accordance with RBNZ requirements.

1. Noting that APRA may apply higher CET1 requirements for an individual ADI.

10 **WESTPAC GROUP** DECEMBER 2024 PILLAR 3 REPORT

CAPITAL OVERVIEW

This table shows risk weighted assets for each risk type included in the regulatory assessment of Westpac's capital adequacy.

$m	IRB Approach[a]	FIRB Approach[b]	Standardised Approach[c]	Total Risk Weighted Assets
31 December 2024				
Credit risk				
Corporate	29,886	-	1,352	31,238
Business Lending	26,416	-	231	26,647
Property Finance	32,639	-	-	32,639
Large Corporate	-	22,182	-	22,182
Sovereign	-	2,228	1,317	3,545
Financial Institutions	-	16,671	60	16,731
Residential Mortgages	116,091	-	14,883	130,974
Australian Credit Cards	3,515	-	-	3,515
Other Retail	3,872	-	394	4,266
Small Business	16,994	-	123	17,117
Specialised Lending	4,042	-	499	4,541
Securitisation	7,778	-	-	7,778
New Zealand	45,857	-	2,833	48,690
Credit valuation adjustment	-	-	4,264	4,264
Total Credit risk	**287,090**	**41,081**	**25,956**	**354,127**
Market risk				8,919
Operational risk				48,584
Interest rate risk in the banking book				34,254
Other[d]				5,517
Total				**451,401**

a. Internal Ratings-Based (IRB) approach includes Advanced IRB, Retail IRB and Supervisory Slotting but excludes Foundation IRB (FIRB).

b. Under FIRB, an ADI must provide its own estimates of probability of default (PD) and maturity and rely on supervisory estimates of loss given default (LGD) and EAD.

c. Westpac's standardised risk weighted assets are categorised based on their equivalent IRB categories.

d. Other assets include cash items, unsettled transactions, fixed assets and other non-interest earning assets.

PILLAR 3 REPORT | APPENDICES | DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS | GLOSSARY | 11

$m	IRB Approach[a]	FIRB Approach[b]	Standardised Approach[c]	Total Risk Weighted Assets
30 September 2024				
Credit risk				
Corporate	25,976	-	1,205	27,181
Business Lending	25,033	-	239	25,272
Property Finance	32,196	-	-	32,196
Large Corporate	-	21,035	-	21,035
Sovereign	-	2,047	1,346	3,393
Financial Institutions	-	13,694	82	13,776
Residential Mortgages	116,228	-	15,762	131,990
Australian Credit Cards	3,565	-	-	3,565
Other Retail	3,995	-	400	4,395
Small Business	17,123	-	120	17,243
Specialised Lending	3,695	-	465	4,160
Securitisation	7,821	-	-	7,821
New Zealand	45,803	-	2,339	48,142
Credit valuation adjustment	-	-	5,795	5,795
Total Credit risk	**281,435**	**36,776**	**27,753**	**345,964**
Market risk				9,555
Operational risk				48,196
Interest rate risk in the banking book				27,955
Other[d]				5,760
Total				**437,430**
31 December 2023				
Credit risk				
Corporate	24,621	-	1,160	25,781
Business Lending	23,834	-	224	24,058
Property Finance	30,434	-	-	30,434
Large Corporate	-	20,214	-	20,214
Sovereign	-	2,171	1,597	3,768
Financial Institutions	-	12,402	51	12,453
Residential Mortgages	115,518	-	17,274	132,792
Australian Credit Cards	3,738	-	-	3,738
Other Retail	4,447	-	432	4,879
Small Business	17,062	-	116	17,178
Specialised Lending	3,084	-	453	3,537
Securitisation	7,530	-	-	7,530
New Zealand	44,211	-	2,275	46,486
Credit valuation adjustment	-	-	5,101	5,101
Total Credit risk	**274,479**	**34,787**	**28,683**	**337,949**
Market risk				11,553
Operational risk				54,934
Interest rate risk in the banking book				33,935
Other[d]				5,056
Total				**443,427**

a. IRB approach includes Advanced IRB, Retail IRB and Supervisory Slotting but excludes Foundation IRB (FIRB).
b. Under FIRB, an ADI must provide its own estimates of PD and maturity and rely on supervisory estimates of LGD and EAD.
c. Westpac's standardised risk weighted assets are categorised based on their equivalent IRB categories.
d. Other assets include cash items, unsettled transactions, fixed assets and other non-interest earning assets.

12 WESTPAC GROUP DECEMBER 2024 PILLAR 3 REPORT LEVERAGE RATIO Leverage Ratio The following table summarises Westpac’s leverage ratio. $ billion 31 Dec 2024 30 Sept 2024 30 June 2024 31 Mar 2024 Net Tier 1 Regulatory Capital 64.0 64.8 64.9 66.7 Total Exposures 1,252.5 1,222.9 1,207.1 1,214.9 Leverage ratio 5.11% 5.30% 5.38% 5.49%

PILLAR 3 REPORT | APPENDICES | DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS | GLOSSARY | 13

CREDIT RISK EXPOSURES

Summary credit risk disclosure

$m	Exposure at Default	Risk Weighted Assets	Regulatory Expected Loss[a]	Regulatory expected loss for non-defaulted exposures	Specific Provision for Non-performing Exposures	Actual losses for the 3 months ended
31 December 2024						
Corporate	50,402	29,886	576	197	147	(4)
Business Lending	48,175	26,416	651	269	393	8
Property Finance	60,362	32,639	316	170	142	1
Large Corporate	45,432	22,182	146	97	18	-
Sovereign	155,890	2,228	2	2	-	-
Financial Institutions	52,975	16,671	67	35	15	-
Residential Mortgages	554,439	116,091	1,325	826	503	7
Australian Credit Cards	13,417	3,515	147	115	33	39
Other Retail	3,666	3,872	178	123	55	34
Small Business	28,065	16,994	502	328	184	27
Specialised Lending	5,369	4,042	29	29	-	-
Securitisation	39,942	7,778	-	-	-	-
Standardised[b]	25,876	23,123	-	-	109	-
New Zealand	134,781	48,690	586	390	145	6
Total	**1,218,791**	**354,127**	**4,525**	**2,581**	**1,744**	**118**

a. Includes regulatory expected losses for defaulted and non-defaulted exposures.
b. Includes credit valuation adjustment.

$m	Exposure at Default	Risk Weighted Assets	Regulatory Expected Loss[a]	Regulatory expected loss for non-defaulted exposures	Specific Provision for Non-performing Exposures	Actual losses for the 12 months ended
30 September 2024						
Corporate	43,505	25,976	560	159	168	9
Business Lending	46,884	25,033	640	273	385	19
Property Finance	59,634	32,196	322	180	139	5
Large Corporate	42,937	21,035	113	111	1	-
Sovereign	151,430	2,047	2	2	-	-
Financial Institutions	41,112	13,694	59	30	12	2
Residential Mortgages	547,704	116,228	1,338	840	501	43
Australian Credit Cards	13,382	3,565	152	117	36	138
Other Retail	3,851	3,995	182	126	56	112
Small Business	28,069	17,123	504	329	186	65
Specialised Lending	4,862	3,695	28	28	-	-
Securitisation	39,545	7,821	-	-	-	-
Standardised[b]	25,710	25,414	-	-	103	8
New Zealand	133,461	48,142	586	394	142	29
Total	**1,182,086**	**345,964**	**4,486**	**2,589**	**1,729**	**430**

a. Includes regulatory expected losses for defaulted and non-defaulted exposures.
b. Includes credit valuation adjustment.

14 WESTPAC GROUP DECEMBER 2024 PILLAR 3 REPORT

CREDIT RISK EXPOSURES

$m	Exposure at Default	Risk Weighted Assets	Regulatory Expected Loss[a]	Regulatory expected loss for non-defaulted exposures	Specific Provision for Non-performing Exposures	Actual losses for the 3 months ended
31 December 2023						
Corporate	40,897	24,621	534	146	155	(18)
Business Lending	43,761	23,834	548	238	321	3
Property Finance	54,407	30,434	322	157	165	2
Large Corporate	39,716	20,214	71	71	-	-
Sovereign	182,183	2,171	3	3	-	-
Financial Institutions	34,216	12,402	65	28	17	-
Residential Mortgages	538,252	115,518	1,243	827	419	9
Australian Credit Cards	13,606	3,738	155	126	29	27
Other Retail	4,576	4,447	190	135	55	26
Small Business	28,115	17,062	503	343	163	14
Specialised Lending	4,009	3,084	25	25	-	-
Securitisation	38,585	7,530	-	-	-	-
Standardised[b]	30,018	26,408	-	-	99	1
New Zealand	134,882	46,486	561	378	132	4
Total	**1,187,223**	**337,949**	**4,220**	**2,477**	**1,555**	**68**

a. Includes regulatory expected losses for defaulted and non-defaulted exposures.
b. Includes credit valuation adjustment.

PILLAR 3 REPORT | APPENDICES | DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS | GLOSSARY | 15

Provision for expected credit losses

This table discloses the provision for expected credit losses. Stage 1 and Stage 2 expected credit losses are classified as provisions held against performing exposures. Stage 3 expected credit losses are classified as specific provisions.

Provisions held against performing exposures have decreased since 30 September 2024 due to a slight improvement in key economic indicators used to determine modelled portfolio provisions, partly offset by higher overlays following reassessment. Total specific provisions increased, driven by IAPs raised on credit exposures to certain counterparties in the services and manufacturing industries.

	AAS Provisions		Total Regulatory
$m	IAPs	CAPs	Provisions
31 December 2024			
Specific provisions			
for impaired loans	568	266	834
for defaulted but not impaired loans	-	910	910
Total specific provision	**568**	**1,176**	**1,744**
Provisions held against performing exposures	-	3,347	3,347
Total provisions for ECL	**568**	**4,523**	**5,091**
30 September 2024			
Specific provisions			
for impaired loans	536	271	807
for defaulted but not impaired loans	-	922	922
Total specific provision	**536**	**1,193**	**1,729**
Provisions held against performing exposures	-	3,367	3,367
Total provisions for ECL	**536**	**4,560**	**5,096**
31 December 2023			
Specific provisions			
for impaired loans	443	203	646
for defaulted but not impaired loans	-	909	909
Total specific provision	**443**	**1,112**	**1,555**
Provisions held against performing exposures	-	3,517	3,517
Total provisions for ECL	**443**	**4,629**	**5,072**

16 WESTPAC GROUP DECEMBER 2024 PILLAR 3 REPORT

CREDIT RISK EXPOSURES

Exposure at Default by major type

The following tables segment the portfolio by characteristics that provide an insight into the assessment of credit risk concentration.

$m	On balance sheet	Off-balance sheet Non-market related	Off-balance sheet Market related	Total Exposure at Default	Average 3 months ended
31 December 2024					
Corporate	33,739	11,379	5,284	50,402	46,954
Business Lending	41,452	6,617	106	48,175	47,530
Property Finance	53,578	6,500	284	60,362	59,998
Large Corporate	26,586	14,486	4,360	45,432	44,184
Sovereign	151,357	200	4,333	155,890	153,660
Financial Institutions	20,955	6,268	25,752	52,975	47,043
Residential Mortgages	490,963	63,476	-	554,439	551,072
Australian Credit Cards	6,226	7,191	-	13,417	13,400
Other Retail	2,820	846	-	3,666	3,758
Small Business	20,487	7,578	-	28,065	28,067
Specialised Lending	2,980	2,112	277	5,369	5,116
Securitisation	32,529	7,237	176	39,942	39,744
Standardised	17,330	5,025	3,521	25,876	25,793
New Zealand	111,563	21,878	1,340	134,781	133,599
Total	**1,012,565**	**160,793**	**45,433**	**1,218,791**	**1,199,918**

$m	On balance sheet	Off-balance sheet Non-market related	Off-balance sheet Market related	Total Exposure at Default	Average 12 months ended
30 September 2024					
Corporate	29,904	10,463	3,138	43,505	42,214
Business Lending	40,292	6,457	135	46,884	44,436
Property Finance	52,698	6,618	318	59,634	56,276
Large Corporate	24,370	14,256	4,311	42,937	41,137
Sovereign	148,497	240	2,693	151,430	164,927
Financial Institutions	18,216	5,924	16,972	41,112	38,342
Residential Mortgages	484,834	62,870	-	547,704	540,884
Australian Credit Cards	6,104	7,278	-	13,382	13,519
Other Retail	3,003	848	-	3,851	4,322
Small Business	20,714	7,355	-	28,069	28,088
Specialised Lending	2,646	1,879	337	4,862	4,308
Securitisation	32,877	6,453	215	39,545	38,515
Standardised	18,147	4,787	2,776	25,710	27,956
New Zealand	111,180	20,566	1,715	133,461	133,115
Total	**993,482**	**155,994**	**32,610**	**1,182,086**	**1,178,039**

$m	On balance sheet	Off-balance sheet Non-market related	Off-balance sheet Market related	Total Exposure at Default	Average 3 months ended
31 December 2023					
Corporate	28,333	9,760	2,804	40,897	39,231
Business Lending	37,228	6,383	150	43,761	42,315
Property Finance	48,829	5,259	319	54,407	53,936
Large Corporate	20,760	14,748	4,208	39,716	40,196
Sovereign	158,863	250	23,070	182,183	194,225
Financial Institutions	16,240	4,783	13,193	34,216	37,077
Residential Mortgages	471,342	66,910	-	538,252	527,484
Australian Credit Cards	6,311	7,295	-	13,606	13,631
Other Retail	3,635	941	-	4,576	5,068
Small Business	20,847	7,268	-	28,115	28,823
Specialised Lending	2,080	1,748	181	4,009	3,925
Securitisation	31,341	7,132	112	38,585	36,260
Standardised	19,410	5,301	5,307	30,018	29,786
New Zealand	112,987	21,274	621	134,882	133,217
Total	**978,206**	**159,052**	**49,965**	**1,187,223**	**1,185,174**

PILLAR 3 REPORT | APPENDICES | DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS | GLOSSARY | 17

Non-performing credit exposures by portfolio

The table below discloses non-performing credit exposures by credit asset class. Non-performing exposures are those captured by the definition of default contained in APS 220 Credit Risk Management, which occurs when either one, or both, of the following has happened:

- Westpac considers that the borrower is unlikely to pay its credit obligations to Westpac in full, without recourse to actions such as realising available security;
- the borrower is 90 days or more past-due on a credit obligation to Westpac.

Non-performing exposures can only be reclassified back to performing after the borrower demonstrates timely repayments over the relevant probationary period, which is 90 days for non-restructured exposures and six months for restructured exposures.

$m	Non Performing Exposures - Not Impaired	Non Performing Exposures - Impaired	Total Non Performing Exposures	Specific provisions for Non Performing Exposures	Actual Losses for the 3 months ended
31 December 2024					
Corporate	137	121	258	147	(4)
Business Lending	847	282	1,129	393	8
Property Finance	656	39	695	142	1
Large Corporate	2	103	105	18	-
Sovereign	-	-	-	-	-
Financial Institutions	61	3	64	15	-
Residential Mortgages	5,101	544	5,645	503	7
Australian Credit Cards	-	89	89	33	39
Other Retail	-	109	109	55	34
Small Business	680	449	1,129	184	27
Specialised Lending	-	-	-	-	-
Securitisation	-	-	-	-	-
Standardised	297	128	425	109	-
New Zealand	748	213	961	145	6
Total	**8,529**	**2,080**	**10,609**	**1,744**	**118**

$m	Non Performing Exposures - Not Impaired	Non Performing Exposures - Impaired	Total Non Performing Exposures	Specific provisions for Non Performing Exposures	Actual Losses for the 12 months ended
30 September 2024					
Corporate	237	123	360	168	9
Business Lending	769	292	1,061	385	19
Property Finance	652	41	693	139	5
Large Corporate	2	4	6	1	-
Sovereign	-	-	-	-	-
Financial Institutions	56	1	57	12	2
Residential Mortgages	5,358	450	5,808	501	43
Australian Credit Cards	-	92	92	36	138
Other Retail	-	112	112	56	112
Small Business	645	519	1,164	186	65
Specialised Lending	-	-	-	-	-
Securitisation	-	-	-	-	-
Standardised	346	109	455	103	8
New Zealand	735	212	947	142	29
Total	**8,800**	**1,955**	**10,755**	**1,729**	**430**

18 **WESTPAC GROUP** DECEMBER 2024 PILLAR 3 REPORT

CREDIT RISK EXPOSURES

$m	Non Performing Exposures - Not Impaired	Non Performing Exposures - Impaired	Total Non Performing Exposures	Specific provisions for Non Performing Exposures	Actual Losses for the 3 months ended
31 December 2023					
Corporate	39	161	200	155	(18)
Business Lending	871	189	1,060	321	3
Property Finance	729	16	745	165	2
Large Corporate	-	-	-	-	-
Sovereign	-	-	-	-	-
Financial Institutions	56	8	64	17	-
Residential Mortgages	4,516	229	4,745	419	9
Australian Credit Cards	-	80	80	29	27
Other Retail	-	113	113	55	26
Small Business	664	336	1,000	163	14
Specialised Lending	-	-	-	-	-
Securitisation	-	-	-	-	-
Standardised	355	118	473	99	1
New Zealand	637	121	758	132	4
Total	**7,867**	**1,371**	**9,238**	**1,555**	**68**

PILLAR 3 REPORT APPENDICES DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS GLOSSARY 19 SECURITISATION Banking book summary of securitisation activity by asset type This table shows assets transferred to securitisation schemes by underlying asset type (ADI originated) for the relevant period. For the 3 months ended Recognised 31 December 2024 Amount gain or loss $m securitised on sale Residential mortgages 8,519 - Total 8,519 - For the 12 months ended Recognised 30 September 2024 Amount gain or loss $m securitised on sale Residential mortgages 12,207 - Total 12,207 - For the 3 months ended Recognised 31 December 2023 Amount gain or loss $m securitised on sale Residential mortgages 1,018 - Total 1,018 -

20 WESTPAC GROUP DECEMBER 2024 PILLAR 3 REPORT

SECURITISATION

Banking book summary of on and off-balance sheet securitisation by exposure type[1]

The table below shows non-Westpac originated banking book securitisation exposures by exposure type for the relevant period.

	On balance sheet			Total
$m	Securitisation retained	Securitisation purchased	Off-balance sheet	Exposure at Default
31 December 2024				
Securities	-	9,304	-	9,304
Liquidity facilities	-	-	423	423
Funding facilities	5,948	-	971	6,919
Underwriting facilities	-	-	-	-
Lending facilities	1,040	-	114	1,154
Warehouse facilities	16,233	-	5,909	22,142
Total	**23,221**	**9,304**	**7,417**	**39,942**
30 September 2024				
Securities	-	9,161	-	9,161
Liquidity facilities	-	-	451	451
Funding facilities	6,497	-	664	7,161
Underwriting facilities	-	-	-	-
Lending facilities	1,184	-	88	1,272
Warehouse facilities	16,033	-	5,467	21,500
Total	**23,714**	**9,161**	**6,670**	**39,545**
31 December 2023				
Securities	-	7,780	-	7,780
Liquidity facilities	-	-	394	394
Funding facilities	7,383	-	955	8,338
Underwriting facilities	-	-	-	-
Lending facilities	778	-	66	844
Warehouse facilities	15,400	-	5,829	21,229
Total	**23,561**	**7,780**	**7,244**	**38,585**

1. Excludes New Zealand exposures. Under the capital framework these exposures are separately included in the New Zealand credit exposure line item.

PILLAR 3 REPORT | APPENDICES | DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS | GLOSSARY | 21

Trading book summary of on and off-balance sheet securitisation by exposure type[1]

$m	On balance sheet Securitisation retained	Securitisation purchased	Off-balance sheet	Total Exposure at Default
31 December 2024				
Securities	-	604	-	604
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	175	175
Other derivatives	-	-	1	1
Total	**-**	**604**	**176**	**780**
30 September 2024				
Securities	-	774	-	774
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	214	214
Other derivatives	-	-	1	1
Total	**-**	**774**	**215**	**989**
31 December 2023				
Securities	-	546	-	546
Liquidity facilities	-	-	-	-
Funding facilities	-	-	-	-
Underwriting facilities	-	-	-	-
Lending facilities	-	-	-	-
Warehouse facilities	-	-	-	-
Credit enhancements	-	-	-	-
Basis swaps	-	-	107	107
Other derivatives	-	-	5	5
Total	**-**	**546**	**112**	**658**

1. EAD associated with trading book securitisation is not included in the EAD by major type on page 17. Trading book securitisation exposure is captured and risk weighted under APS 116.

22 WESTPAC GROUP DECEMBER 2024 PILLAR 3 REPORT

LIQUIDITY COVERAGE RATIO

Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) measures a bank's ability to meet its liquidity needs under an acute liquidity stress scenario (prescribed by APRA), measured over a 30-day time frame. LCR is calculated as High-Quality Liquid Assets[1] (HQLA) as a percentage of Net Cash Outflows (NCO).

Westpac's average LCR[2] for the quarter was 131% (30 September 2024: 133%) and continues to be well above the regulatory minimum of 100%.

The decrease in average LCR for the quarter ended 31 December 2024 reflects a decrease in average liquid assets mainly driven by lower qualifying RBNZ securities.

HQLA averaged $168.8 billion over the quarter (30 September 2024: $168.7 billion), comprising of cash and balances with central banks, Australian government and semi-government bonds. Westpac also holds other HQLA, mainly qualifying RBNZ securities.

Funding is sourced from retail, small business, corporate and institutional customer deposits and wholesale funding. Westpac seeks to minimise the outflows associated with this funding by targeting customer deposits with lower LCR outflow rates and actively manages the maturity profile of its wholesale funding portfolio.

Westpac maintains a buffer over the regulatory minimum of 100% in line with its liquidity risk tolerance.

		31 December 2024		30 September 2024	
$m		Total unweighted value (average)	Total weighted value (average)	Total unweighted value (average)	Total weighted value (average)
Liquid assets, of which:					
1	High-quality liquid assets (HQLA)		168,771		168,684
2	Alternative liquid assets (ALA)		-		-
3	Reserve Bank of New Zealand (RBNZ) securities		2,109		4,038
Cash Outflows					
4	**Retail deposits and deposits from small business customers, of which:**	**363,764**	**32,442**	**352,605**	**31,457**
5	Stable deposits	174,181	8,709	168,836	8,442
6	Less stable deposits	189,583	23,733	183,769	23,015
7	**Unsecured wholesale funding, of which:**	**163,053**	**71,433**	**165,983**	**72,391**
8	Operational deposits (all counterparties) and deposits in networks for cooperative banks	75,699	18,858	77,841	19,392
9	Non-operational deposits (all counterparties)	78,206	43,427	79,427	44,284
10	Unsecured debt	9,148	9,148	8,715	8,715
11	**Secured wholesale funding**		**505**		**305**
12	**Additional requirements, of which:**	**205,117**	**36,469**	**198,728**	**33,772**
13	Outflows related to derivatives exposures and other collateral requirements	18,697	18,180	16,234	16,234
14	Outflows related to loss of funding on debt products	816	816	182	182
15	Credit and liquidity facilities	185,604	17,473	182,312	17,356
16	**Other contractual funding obligations**	**8,991**	**6,041**	**9,260**	**6,853**
17	**Other contingent funding obligations**	**67,077**	**5,118**	**69,183**	**5,339**
18	**Total cash outflows**		**152,008**		**150,117**
Cash inflows					
19	Secured lending (e.g. reverse repos)	12,285	-	17,310	-
20	Inflows from fully performing exposures	11,357	6,131	10,866	5,914
21	Other cash inflows	15,110	15,110	14,288	14,288
22	**Total cash inflows**	**38,752**	**21,241**	**42,464**	**20,202**
23	**Total liquid assets**		**170,880**		**172,722**
24	**Total net cash outflows**		**130,767**		**129,915**
25	**Liquidity Coverage Ratio (%)**		**131%**		**133%**
	Number of data points used		64		66

1. High quality liquid assets as defined in APS 210.
2. Average LCR is calculated as a simple average of the daily observations over the quarter. Number of data points used is reported in the table.

PILLAR 3 REPORT APPENDICES DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS GLOSSARY 23 APPENDICES APPENDIX I – APS 330 QUANTITATIVE REQUIREMENTS APPENDIX II – EXCHANGE RATES

24 WESTPAC GROUP DECEMBER 2024 PILLAR 3 REPORT APPENDIX I – APS 330 QUANTITATIVE REQUIREMENTS APS 330 reference Westpac disclosure Page General requirements Paragraph 51 Tier 1 Capital, Total exposures and leverage ratio 12 Attachment C: Table 3: Capital adequacy (a) to (e) Capital requirements 10 (f) Westpac’s capital adequacy ratios 9 Capital adequacy ratios of major subsidiary banks 9 Table 4: Credit risk (a) Exposure at Default by major type 16 (b) Non-performing and past due loans by portfolio 17 (c) Provisions held against performing exposures 15 Table 5: Securitisation exposures (a) Banking book summary of securitisation activity by asset type 19 (b) Banking book summary of on and off-balance sheet securitisation by exposure type 20 Trading book summary of on and off-balance sheet securitisation by exposure type 21 Attachment F: Table 20: Liquidity Coverage Ratio disclosure template Liquidity Coverage Ratio disclosure 22

PILLAR 3 REPORT APPENDICES DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS GLOSSARY 25 APPENDIX II – EXCHANGE RATES Exchange rates against A$ 31 December 30 September 31 December Currency 2024 2024 2023 USD 0.6217 0.6929 0.6842 GBP 0.4954 0.5176 0.5364 NZD 1.1041 1.0885 1.0769 EUR 0.5976 0.6207 0.6184

26 WESTPAC GROUP DECEMBER 2024 PILLAR 3 REPORT DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

PILLAR 3 REPORT APPENDICES DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS GLOSSARY 27 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS The information contained in this report contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements are statements that are not historical facts. Forward-looking statements appear in a number of places in this report and include statements regarding Westpac’s current intent, belief or expectations with respect to its business and operations, macro and micro economic and market conditions, results of operations and financial condition and performance, capital adequacy and liquidity and risk management, including, without limitation, future loan loss provisions and financial support to certain borrowers, forecasted economic indicators and performance metric outcomes, indicative drivers, climate- and other sustainability- related statements, commitments, targets, projections and metrics, and other estimated and proxy data. Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘indicative’, ‘risk’, ‘aim’, ‘outlook’, ‘forecast’, ‘f’cast’, ‘f’, ‘assumption’, ‘projection’, ‘target,’ goal’, ‘guidance’, 'objective', ‘ambition’ or other similar words are used to identify forward-looking statements. These forward-looking statements reflect Westpac’s current views on future events and are subject to change, certain known and unknown risks, uncertainties and assumptions and other factors which are, in many instances, beyond Westpac’s control (and the control of Westpac’s officers, employees, agents and advisors), and have been made based on management’s current expectations or beliefs concerning future developments and their potential effect upon Westpac. Forward-looking statements may also be made, verbally or in writing, by members of Westpac’s management or Board in connection with this report. Such statements are subject to the same limitations, uncertainties, assumptions and disclaimers set out in this report. There can be no assurance that future developments or performance will align with Westpac’s expectations or that the effect of future developments on Westpac will be those anticipated. Actual results could differ materially from those Westpac expects or which are expressed or implied in forward-looking statements, depending on various factors including, but not limited to, those described in the risk factors in Westpac’s 2024 Risk Factors. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider such factors and other uncertainties and events. Except as required by law, Westpac assumes no obligation to revise or update any forward-looking statements in this report, whether from new information, future events, conditions or otherwise, after the date of this report.

28 WESTPAC GROUP DECEMBER 2024 PILLAR 3 REPORT GLOSSARY

PILLAR 3 REPORT APPENDICES DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS GLOSSARY 29 GLOSSARY Capital Adequacy Description Additional Tier 1 capital (AT1) Comprises high quality components of capital that provide a permanent and unrestricted commitment of funds that are freely available to absorb losses but rank behind claims of depositors and other more senior creditors. They also provide for fully discretionary capital distributions. Common equity Tier 1 (CET1) capital The highest form of capital. The key components of common equity are shares, retained earnings and undistributed current year earnings. Internal Ratings-Based approach (IRB & Advanced IRB) These approaches allow banks to use internal estimates of the risks of their loans as inputs into the determination of the amount of credit risk capital needed to support the organisation. In the Advanced IRB approach, banks must supply their own estimates for all three credit parameters – Probability of Default, Loss Given Default and Exposure at Default. Risk weighted assets (RWA) Assets (both on and off-balance sheet) are risk weighted according to each asset's inherent potential for default and what the likely losses would be in case of default. In the case of non-asset backed risks (i.e. market, IRRBB and operational risk), RWA is determined by multiplying the capital requirements for those risks by 12.5. Tier 2 capital Includes other capital elements, which, to varying degrees, fall short of the quality of Tier 1 capital but still contribute to the overall strength of an entity as a gone concern capital. Credit Risk Actual losses Represent direct write-offs and write-offs from provisions after adjusting for recoveries. Collectively assessed provisions (CAPs) Collectively assessed provisions for expected credit loss under AASB 9 represent the Expected Credit Loss (ECL) which is collectively assessed in pools of similar assets with similar risk characteristics. This incorporates forward-looking information and does not require an actual loss event to have occurred for an impairment provision to be recognised. Credit valuation adjustment (CVA) risk Refer to mark-to-market related credit risk. Default Refer to Non-performing exposures definition. Defaulted but not impaired Non-performing exposures that are not captured by the definition of impaired exposures contained in this glossary. Expected credit loss (ECL) Expected credit losses are a probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant time frame. They are determined by evaluating a range of possible outcomes and taking into account the time value of money, past events, current conditions and forecasts of future economic conditions. Exposure at default (EAD) EAD is calculated at facility level and includes outstandings as well as the proportion of committed undrawn that is expected to be drawn in the event of a future default. Impaired exposures Includes exposures that have deteriorated to the point where full collection of interest and principal is in doubt, based on an assessment of the customer’s outlook, cashflow, and the net realisation of value of assets to which recourse is held: • facilities 90 days or more past due, and full recovery is in doubt: exposures where contractual payments are 90 or more days in arrears and the net realisable value of assets to which recourse is held may not be sufficient to allow full collection of interest and principal, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days; • non-accrual facilities: exposures with individually assessed impairment provisions held against them, excluding restructured loans; • restructured facilities: exposures where the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer; • other assets acquired through security enforcement (includes other real estate owned): includes the value of any other assets acquired as full or partial settlement of outstanding obligations through the enforcement of security arrangements; and • any other facilities where the full collection of interest and principal is in doubt. Individually assessed provisions (IAPs) Provisions raised for expected credit losses on credit exposures that are known to be impaired and are assessed on an individual basis. The estimated losses on these impaired exposures is based on expected future cash flows discounted to their present value and, as this discount unwinds, interest will be recognised in the income statement. Loss given default (LGD) The LGD represents an estimate of the expected severity of a loss to Westpac should a customer default occur during a severe economic downturn. Westpac assigns LGD to each credit facility, assuming an event of default has occurred and taking into account a conservative estimate of the net realisable value of assets to which Westpac has recourse and over which it has security. LGDs also reflect the seniority of exposure in the customer’s capital and debt structure. Mark-to-market related credit risk The risk of mark-to-market losses related to deterioration in the credit quality of a derivative counterparty also referred to as credit valuation adjustment (CVA) risk. Non-performing exposures Credit exposures captured by the definition of default contained in APS 220, which occurs when either one, or both, of the following has happened: • Westpac considers that the borrower is unlikely to pay its credit obligations to Westpac in full, without recourse to actions such as realising available security; • the borrower is 90 days or more past-due on a credit obligation to Westpac. Non-Performing Exposures – Impaired Exposures that meet the characteristics of Non-Performing exposures and Impaired exposures (see separate definitions). Probability of default (PD) Probability of default is a through-the-cycle assessment of the likelihood of a customer defaulting on its financial obligations within one year. Leverage Ratio Description Leverage ratio The leverage ratio is defined by APRA as Tier 1 capital divided by the “Exposure measure” and is expressed as a percentage. “Exposure measure” includes on-balance sheet exposures, derivatives exposures, securities financing transaction (SFT) exposures, and other off-balance sheet exposures.

30 WESTPAC GROUP DECEMBER 2024 PILLAR 3 REPORT GLOSSARY Liquidity Coverage Ratio Alternative Liquid Assets (ALA) Assets that qualify for inclusion in the numerator of the LCR in jurisdictions where there is insufficient supply of HQLA. High-quality liquid assets (HQLA) Assets which meet APRA’s criteria for inclusion as HQLA in the numerator of the LCR. Liquidity coverage ratio (LCR) An APRA requirement to maintain an adequate level of unencumbered high quality liquid assets, to meet liquidity needs for a 30 calendar day period under an APRA-defined severe stress scenario. Absent a situation of financial stress, the value of the LCR must not be less than 100%. LCR is calculated as the percentage ratio of stock of HQLA, CLF and qualifying Reserve Bank of New Zealand securities over the total net cash out flows in a modelled 30 day defined stressed scenario. Net cash outflows Total expected cash outflows minus total expected cash inflows in the specified LCR stress scenario calculated in accordance with APRA’s liquidity standard. Securitisation Banking book The banking book includes all securities that are not actively traded by Westpac. Off-balance sheet exposure Credit exposures arising from facilities that are not recorded on Westpac's balance sheet (under accounting methodology). Undrawn commitments and the expected future exposure calculated for Westpac's derivative products are included in off-balance sheet exposure. On balance sheet exposure Credit exposures arising from facilities that are recorded on Westpac's balance sheet (under accounting methodology). Trading book The trading book includes securities and financial instruments, including derivative products and other off-balance sheet instruments, that are held either with trading intent or to hedge other elements of the trading book. Market Risk Value at risk (VaR) VaR is a measure of the potential loss in economic value arising from adverse market movements and is calculated over a defined time horizon (typically 1-day or 1-year) at a 99% confidence interval using a minimum of one year of historical data. VaR takes account of all material market variables that may cause a change in the value of the trading portfolio or the banking book including interest rates, foreign exchange rates, price changes, volatility, and the correlation among these variables. Interest rate risk in the banking book Interest rate risk in the banking book (IRRBB) The risk of loss in earnings or economic value in the banking book as a consequence of movements in interest rates Other AAS Australian accounting standards. A set of Australian reporting standards and interpretations issued by the Australian Accounting Standards Board. ADI Authorised deposit-taking institution. ADIs are corporations that are authorised under the Banking Act 1959 to carry on banking business in Australia. APRA Australian Prudential Regulatory Authority APS Australian Prudential Standards D-SIBs Domestic Systemically Important Banks ELE Extended licensed entity. ELE's comprises of an ADI and any subsidiaries of the ADI that have been approved by APRA as being part of a single ‘stand-alone’ entity. FIRB Foundation Internal-Ratings Based Approach G-SIB Global Systemically Important Banks RBA Reserve Bank of Australia RBNZ Reserve Bank of New Zealand SMA Standardised Measurement Approach WNZL Westpac New Zealand Limited

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